Yukon-Nevada Gold Corp. Announces First Quarter Results for 2011

Vancouver, BC – May 25, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) today announced its financial and operational results for the first quarter ended March 31, 2011. This information should be read in conjunction with the Company's annual financial statements, notes to the financial statements and Management's Discussion and Analysis. All dollar amounts are expressed in United States Dollars unless otherwise specified.

Transition to International Financial Reporting Standards (IFRS)
The interim condensed consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (IFRS) and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. The Company previously prepared its interim and annual consolidated financial statements in accordance with Canadian accounting principles (Canadian GAAP). A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS is set out in Note 20 to the condensed financial statements The Company’s 2010 comparatives have been presented in accordance with IFRS. As the date of transition was January 1, 2010 the 2009 quarterly comparative information has not been restated.

Highlights for the three-month period ended March 31, 2011 include:

  The Jerritt Canyon Mine produced 14,477 ounces from purchased ore, stockpiles and mining operations in the three months ended March 31, 2011. The operations underperformed in the first quarter as a result of the ongoing severe winter conditions and resulting shut downs that arose due to these conditions and a materials and supplies shortage.

  During the quarter the Company purchased 66,108 tons of ore from Newmont USA Limited (“Newmont”), containing 7,718 ounces, at an average cost per wet ton of $104.67 per dry ton.

  Small Mine Development, LLC delivered 56,321 tons to the mill containing 12,035 ounces from the Smith mine during the quarter, lower than the previous quarter at the direction of mill operations in order to align with the production levels at the Jerritt Canyon mill.

  The Company recorded a profit of $28.9 million in the first quarter of 2011 compared to a loss of $41.9 million in the first quarter of 2010. The profit recorded was a result of a $51.0 million gain in the fair value of warrants recorded as derivative liabilities. The operating margin was a loss of $13.9 million in 2011 against a loss of $3.3 million in the three months ended March 31, 2010. The loss for the quarter was primarily driven by the low production levels resulting from excessive down time as the Company worked to overcome weather conditions and a lack of readily available spare parts. The capital investment the Company is now making will ensure that these operational issues are overcome going forward and the mill reaches targeted production levels.

  On March 2, 2011 the Company announced it had closed a non-brokered private placement for a total of 8.3 million common shares at a price of $0.85 per share for proceeds of $7.2 million.

Jerritt Canyon Overview

The Company has continued to pass all independent stack tests for mercury and other emissions and is currently able to operate over 100 tons of ore per hour through each roaster circuit based on current emissions.

With the warmer weather and the extensive maintenance carried out in the last several months, the milling rate is returning to normal production levels and the voluntary reduction in mining activity taken to match the lower milling rates in the first quarter has been lifted. The Company began a weekly shutdown shift in February in order to carry out significant repairs that can only be done when the roasters are offline. The work performed during this time is intended to prevent further major equipment failures in the future and enables the Company to defer a longer scheduled shutdown until later in the year, currently scheduled for September. With the recent financing announced yesterday the Company expects to carry out essential capital investments in 2011 which will substantially improve the operations and corresponding financial results.

Newmont continued to deliver ore to the Jerritt Canyon facility at a rate of approximately 5,000 tons per week. The Company will be accepting Newmont ore on a regular basis for the rest of 2011 at this rate.

Ongoing exploration at the Smith Mine is progressing quite well as per the announcement of the increase in the resource on May 3, 2011. Efforts in future exploration will focus on the Smith Mine, SSX/Steer, Starvation Canyon, historic mined pits and the discovery of new gold mines.

Ketza River Overview

Work at Ketza River concentrated on importing drill hole data and soil geochemical data to finalize the 2011 exploration plan. The Company also attended working group meetings in Whitehorse to help advance the Yukon Environmental and Socio-economic Assessment Board project proposal and various other studies, targeting a third quarter submission for the application.

Resource updates for both properties are in progress and will be updated later on this year.

Details of the Company's financial results are described in the unaudited consolidated financial statements, and management's discussion and analysis, which will be available on the Company's website, www.yukon-nevadagold.com/s/FinancialStatements.asp and SEDAR, www.sedar.com.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.